Exhibit 99.1

FOR RELEASE

UNITIL REPORTS YEAR END EARNINGS

HAMPTON, N.H., JANUARY 31, 2019—Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $33.0 million, or $2.23 per share, for the year ended December 31, 2018, an increase of $4.0 million, or 13.8%, in Net Income and $0.17, or 8.25%, in Earnings Per Share, compared to 2017. The Company’s earnings for 2018 were driven by increases in natural gas and electric sales margins. Net Income for the three months ended December 31, 2018 was $11.0 million, or $0.74 per share, compared to Net Income of $11.2 million, or $0.79 per share, for the same period in 2017.

“We are pleased with the Company’s financial results for 2018,” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “Our growing customer base and steady investment in our gas and electric systems have allowed us to continue to focus on providing our customers with safe and reliable services cost-effectively.”

Natural gas sales margin was $116.9 million in 2018, an increase of $7.2 million compared to 2017. Gas sales margin in 2018 was positively affected by higher natural gas distribution rates of $7.1 million, which was partially offset by the reduction in rates of $3.7 million due to the lower corporate income tax rate of 21% under the Tax Cuts and Jobs Act of 2017 (TCJA). Gas margin in 2018 reflects the positive effect of colder winter weather and customer growth on sales volume of $3.8 million.

Natural gas therm sales increased 8.1% in 2018 compared to 2017. The increase in gas therm sales in the Company’s service areas was driven by customer growth and colder winter weather in 2018 compared to 2017. Based on weather data collected in the Company’s natural gas service areas, there were 12.2% more Heating Degree Days in 2018 compared to 2017. As of December 31, 2018 the number of natural gas customers served has increased by 1,450 over the last year.

Electric sales margin was $91.9 million in 2018, a decrease of $0.3 million compared to 2017. Electric sales margin in 2018 was positively affected by higher electric distribution rates of $2.9 million, partially offset by the reduction in rates of $2.6 million in 2018 due to the lower corporate income tax rate of 21% under the TCJA. Electric sales margin in the current period was also positively affected by warmer-than-average summer temperatures and customer growth of $0.8 million. These positive impacts on electric sales margin were offset by the absence in the current period of a one-year $1.4 million temporary rate reconciliation adjustment recognized in 2017 Electric Operating Revenues by the Company’s New Hampshire electric utility.

Electric kilowatt-hour (kWh) sales increased 3.2% in 2018 compared to 2017 reflecting customer growth and warmer-than-average summer temperatures in 2018. Based on weather data collected in the Company’s electric service areas, there were 42.2% more Cooling Degree Days in 2018 compared to 2017. As of December 31, 2018, the number of electric customers served has increased by 593 over the last year.

O&M expenses increased $5.0 million in 2018 compared to 2017. The change in O&M expense reflects higher labor costs of $1.8 million and higher utility operating costs of $4.0 million, partially offset by lower professional fees of $0.8 million. The higher utility operating costs include a non-recurring temporary rate adjustment which increased O&M expenses by $1.2 million in the second quarter of 2018, which was offset by a corresponding increase in gas revenue, and also includes higher bad debt expense of $0.8 million and higher storm-related and other distribution and transmission systems maintenance costs of $2.0 million.

6 Liberty Lane West Hampton, NH 03842 T 603.772.0775 www.unitil.com

Depreciation and Amortization expense increased $3.5 million in 2018 compared to 2017, reflecting higher depreciation on higher utility plant in service and higher amortization of information technology costs, partially offset by lower amortization of deferred major storm costs which were amortized for recovery over multi-year periods.

Taxes Other Than Income Taxes increased $1.3 million in 2018 compared to 2017, primarily reflecting higher local property tax rates on higher levels of utility plant in service and higher payroll taxes.

Interest Expense, net increased $0.9 million, or 3.9%, in 2018 compared to 2017 reflecting interest on higher short-term debt rates and higher levels of long-term debt.

Other Expense (Income) was essentially unchanged in 2018 compared to 2017.

Income Taxes decreased $9.1 million in 2018 compared to 2017 reflecting $6.3 million from the lower tax rate on pre-tax earnings in 2018 and the current tax benefit of $2.8 million of book/tax temporary differences turning at the lower income tax rate from the TCJA in 2018.

At its January 2019 meeting, the Unitil Corporation Board of Directors declared a quarterly dividend on the Company’s common stock of $0.37 per share, an increase of $0.005 per share on a quarterly basis. This quarterly dividend results in an increase in the current effective annualized dividend rate to $1.48 per share from $1.46 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss fourth quarter and full year 2018 results on Thursday, January 31, 2019, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 105,600 electric customers and 82,700 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including

6 Liberty Lane West Hampton, NH 03842 T 603.772.0775 www.unitil.com regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

Todd Diggins—Investor Relations	Alec O’Meara—Media Relations
Phone: 603-773-6504	Phone: 603-773-6404
Email: diggins@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West Hampton, NH 03842 T 603.772.0775 www.unitil.com

Selected financial data for 2018 and 2017 is presented in the following table:

Unitil Corporation—Condensed Consolidated Financial Data
(Millions, except Per Share data)(Unaudited)
	Three Months Ended December 31,			Twelve Months Ended December 31,
	2018	2017	Change	2018	2017	Change
Gas Therm Sales:
Residential	12.8	9.9	29.3%	48.7	43.4	12.2%
Commercial/Industrial	50.1	44.4	12.8%	182.4	170.4	7.0%

Total Gas Therm Sales	62.9	54.3	15.8%	231.1	213.8	8.1%

Electric kWh Sales:
Residential	157.7	153.0	3.1%	685.5	649.4	5.6%
Commercial/Industrial	234.4	238.8	(1.8%)	990.3	974.7	1.6%

Total Electric kWh Sales	392.1	391.8	0.1%	1,675.8	1,624.1	3.2%

Gas Revenues	$68.7	$62.1	$6.6	$216.1	$194.0	$22.1
Cost of Gas Sales	32.2	27.7	4.5	99.2	84.3	14.9

Gas Sales Margin	36.5	34.4	2.1	116.9	109.7	7.2

Electric Revenues	55.7	51.8	3.9	223.3	206.2	17.1
Cost of Electric Sales	34.3	29.7	4.6	131.4	114.0	17.4

Electric Sales Margin	21.4	22.1	(0.7)	91.9	92.2	(0.3)

Usource Revenues	1.2	1.5	(0.3)	4.7	6.0	(1.3)

Total Sales Margin:	59.1	58.0	1.1	213.5	207.9	5.6

Operation & Maintenance Expenses	18.0	15.1	2.9	69.5	64.5	5.0
Depreciation & Amortization	13.0	11.7	1.3	50.4	46.9	3.5
Property & Other Taxes	5.9	5.5	0.4	22.4	21.1	1.3
Other Expense (Income), net	1.7	2.1	(0.4)	5.8	5.8	—
Interest Expense, net	6.1	6.0	0.1	24.0	23.1	0.9

Income Before Income Taxes	14.4	17.6	(3.2)	41.4	46.5	(5.1)
Income Tax Expense	3.4	6.4	(3.0)	8.4	17.5	(9.1)

Net Income	$11.0	$11.2	$(0.2)	$33.0	$29.0	$4.0

Earnings Per Share	$0.74	$0.79	$(0.05)	$2.23	$2.06	$0.17

6 Liberty Lane West Hampton, NH 03842 T 603.772.0775 www.unitil.com